Filed by AT&T Corp.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                                     Subject Company: AT&T Corp.
                                                      Commission File No. 1-1105

                                                                November 6, 2000



                MATERIALS MAILED TO THE REGISTRANT'S SHAREHOLDERS
                          ON OR ABOUT NOVEMBER 6, 2000

November 2000

My Fellow Shareowners:

Our company is embarking on one of the most important and exciting journeys in its history. Over the next two years, we're creating a family of four new companies from our current business units.

In 1997, we launched a strategy to make AT&T the leader in wireless, broadband, data, IP, and other high-growth businesses.

To take that strategy to the next level, the Board of Directors is recommending that each of our major units take steps to become a publicly held company over the next two years. At the end of the process, AT&T shareowners will own stock in four companies, each a leader in its industry:

o AT&T Consumer, built on the foundation of our existing long-distance business, will be the world's largest consumer communications and marketing company
o AT&T Wireless, one of the fastest-growing providers of wireless digital services in the country
o AT&T Broadband, the leading provider of cable TV, with innovative new services in digital cable, high-speed Internet access and telephony
o AT&T Business, the largest business communications and networking services company in the country.

In many ways, nothing will change. These four companies will share the strength of the AT&T brand. AT&T will still mean quality. AT&T will still mean service and commitment to customers. AT&T will still mean excellence in communications.

But by operating independently, these companies can seize strategic opportunities and better face competitive challenges. They can shape products and set priorities for the markets they serve. They can make investment decisions and control their own capital. They can, in short, operate in a way that's more customer focused and customer driven.

I'm sure many of you are very interested in the impact this will have on dividends. A new capital structure and dividend policy will be appropriately established for each company. The decisions will be based on each company's financial performance, on indicators of comparable companies competing in their markets, and on growth opportunities and their associated funding needs. AT&T Consumer, for example, is expected to allocate a greater portion of its earnings to dividends, while the other companies can create greater shareholder value by reinvesting more of their profits in the business. The sum of the dividends for the four companies is likely to be substantially less than AT&T's current dividend. Later this year, the Board expects to complete its review and, in alignment with this framework, adopt a corresponding dividend policy for AT&T.

While our business structure may be changing, we are more than ever committed to delivering long-term value to investors and to helping shareowners meet their investment objectives. By early next year, we plan to give you the opportunity to exchange shares in AT&T (stock symbol "T") for shares of the AT&T Wireless Group tracking stock (stock symbol "AWE"), subject to proration if more shares are requested than are made available in the exchange offer. This is completely your choice - you can pick whatever option best fits your investment goals. You will be receiving more information about this exchange offer during the next few months.

Enclosed in this package is additional information about AT&T's strategy for the future. I will also be contacting you again as we continue the process of transforming our company. Thank you in advance for your loyalty and for your support.

Sincerely,
C. Michael Armstrong
Chairman and CEO

                                      # # #


In connection with these transactions, AT&T will be filing proxy statements, tender offer statements and other materials with the Securities and Exchange Commission. Security holders are urged to read these materials when they becomes available because they will contain important information. Investors and security holders may obtain a free copy of these materials when they become available as well as other materials filed with the Securities and Exchange Commission concerning AT&T at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from AT&T by directing a request to AT&T at 295 North Maple Drive, Basking Ridge, NJ 07920; Attn: Investor Relations.

AT&T and its officers and directors may be deemed to be participants in the solicitation of proxies from AT&T's shareholders with respect to these transactions. Information regarding such officers and directors is included in AT&T's proxy statement for its 2000 annual meeting of stockholders filed with the Securities and Exchange Commission on March 27, 2000. This document is available free of charge at the SEC's internet site or from AT&T as described above.

FAST FACTS
OCTOBER, 2000

STRATEGY

Meet the Family.

On October 25, 2000, AT&T announced plans to create four publicly held companies from its current business units:

o AT&T Consumer is built around our residential long-distance and WorldNet(R) Internet access businesses. It is the country's largest consumer communications and marketing company.

o AT&T Wireless is one of this country's fastest-growing wireless companies. It's also an industry-leading provider of digital services.

o AT&T Broadband is the largest cable TV and broadband services company. It includes our investments in TCI, MediaOne, and Excite@Home.

o AT&T Business combines our global investments in business communications and services. It is the largest enterprise communications and networking company in the U.S.

It is, quite simply, a landmark event in AT&T's history. By giving each of these companies total responsibility for its specific product area, AT&T believes it can better serve both customers and shareowners.

Not everything will change. All four companies will share the strength of the AT&T brand. They'll continue to work together and bundle each other's services. They'll commit to the same high standards of quality and customer service.

But by becoming separate companies, these organizations can better face competitive challenges, shape products around the needs of their customers, and set priorities for the markets they serve. They can establish their own earnings objectives, and raise capital to fuel their growth.

In short, these companies will have the freedom and flexibility to seize innovative business opportunities in a way that's not possible today.

It's the next logical step in the transformation of AT&T: bringing a new generation of communications and information services to American families and businesses.

                                      # # #


In connection with these transactions, AT&T will be filing proxy statements, tender offer statements and other materials with the Securities and Exchange Commission. Security holders are urged to read these materials when they becomes available because they will contain important information. Investors and security holders may obtain a free copy of these materials when they become available as well as other materials filed with the Securities and Exchange Commission concerning AT&T at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from AT&T by directing a request to AT&T at 295 North Maple Drive, Basking Ridge, NJ 07920; Attn: Investor Relations.

AT&T and its officers and directors may be deemed to be participants in the solicitation of proxies from AT&T's shareholders with respect to these transactions. Information regarding such officers and directors is included in AT&T's proxy statement for its 2000 annual meeting of stockholders filed with the Securities and Exchange Commission on March 27, 2000. This document is available free of charge at the SEC's internet site or from AT&T as described above.

FAST FACTS
OCTOBER, 2000

TIMING

What to Expect

The creation of these four new companies won't happen all at once. Each is pursuing its own path to prepare it for independent operation and future investment.

Over time, AT&T investors will receive shares in all four companies (assuming current recommendations are ultimately approved).

To accomplish part of this, AT&T is using a financial tool called a "tracking stock." A short definition may be useful to many investors.

WHAT'S A TRACKING STOCK? A tracking stock highlights the performance of a single, defined part of a company's business. With a tracking stock, potential shareowners can evaluate and invest in just a part of the company's business, rather than investing in the entire organization.

For example, current investors in AWE - AT&T's Wireless tracking stock - are able to make an investment in AT&T's Wireless business, without also having to invest in the company's broadband and long-distance businesses.

A tracking stock can help a parent company raise money for individual parts of its business. By issuing the Wireless tracking stock, AT&T raised $10.6 billion. And if desirable, the parent company can exchange the tracking stock and launch an independent company.

Here's how AT&T is currently planning to launch these four new companies:

IN THE FIRST STAGE, we plan to give AT&T shareowners the opportunity to exchange AT&T Common Stock for AT&T Wireless tracking stock, subject to proration. AT&T expects to file its proposal with the Securities and Exchange Commission before the end of the year, and implement it by early 2001.

After this exchange has been completed, the company intends to continue the process of distributing the remaining shares in a way that's deemed best for shareowners.

DURING THE SECOND HALF OF NEXT YEAR, the company plans to transform the AT&T Wireless Group into an entirely separate company, converting all shares in the Wireless tracking stock into shares of the new AT&T Wireless company.

By later in the year, AT&T expects to issue a tracking stock for AT&T Consumer; 100% of which would be distributed to AT&T shareowners.

Depending on market conditions, AT&T also anticipates that it will issue a Broadband tracking stock. Within a year after this tracker is issued, AT&T expects to launch Broadband as a separate company.

When all four companies have been established, AT&T' principal unit will be AT&T Business, which will trade on the NYSE under the familiar "T" symbol. It will be the legal owner of the AT&T brand, which it will license to the other units.

Each company will establish business and shareowner policies that are appropriate to its business needs and to its competitive environment. Currently, the company does not anticipate offering a dividend for either the Wireless or Broadband companies.



                                      # # #


In connection with these transactions, AT&T will be filing proxy statements, tender offer statements and other materials with the Securities and Exchange Commission. Security holders are urged to read these materials when they becomes available because they will contain important information. Investors and security holders may obtain a free copy of these materials when they become available as well as other materials filed with the Securities and Exchange Commission concerning AT&T at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from AT&T by directing a request to AT&T at 295 North Maple Drive, Basking Ridge, NJ 07920; Attn: Investor Relations.

AT&T and its officers and directors may be deemed to be participants in the solicitation of proxies from AT&T's shareholders with respect to these transactions. Information regarding such officers and directors is included in AT&T's proxy statement for its 2000 annual meeting of stockholders filed with the Securities and Exchange Commission on March 27, 2000. This document is available free of charge at the SEC's internet site or from AT&T as described above.

FAST FACTS
OCTOBER, 2000

AWE Exchange Offer

What's Happening?

In April, AT&T issued AWE, a tracking stock designed to reflect the economic performance of AT&T's wireless services business.

As Mike Armstrong discussed at the Shareowner's Meeting in May, the company is proceeding through a series of steps to distribute tracking shares in the Wireless Group.

The first step was an Initial Public Offering in which 360 million shares were sold, raising $10.6 billion for wireless operations.

We expect the next step - an exchange offer -- will soon be underway. You will have the opportunity to exchange shares of AT&T (stock symbol "T") for tracking shares of the AT&T Wireless Group (stock symbol "AWE"), subject to proration if more shares are requested than are made available in the offer.

The management of AT&T believes that this exchange offer provides benefits to both the company and its shareowners. As a result of this exchange, the company should be able to retire a substantial amount of AT&T common stock, which could positively impact earnings per share in the future. At the same time, the additional tracking shares in AWE issued through this exchange could substantially increase the liquidity of that stock in the market, which could benefit shareowners over time.

As a tracking stock, AWE continues to be part of AT&T, and shareowners in AWE maintain voting rights in AT&T. Over the next year, however, the AT&T board of directors has announced plans to launch Wireless services as a separate independent company. Any AWE tracking shares you own at that time would be converted into shares in the new company.

YOU DO NOT NEED TO DO ANYTHING NOW!

By early next year, AT&T plans to send you materials describing the exchange offer in more detail. After reading those materials, you may decide whether or not you want to participate.

Please note that this exchange is completely voluntary. You will be able to choose to exchange none, some, or all of your AT&T shares.

AT&T expects to offer shareowners the opportunity to exchange their current AT&T shares for at total of at least $10 billion of AT&T's economic interest in AWE.

After the completion of this exchange offer and any additional sale or other disposition, AT&T will distribute later in 2001, its remaining interest in AT&T Wireless tracking stock to AT&T shareowners.


                                      # # #


In connection with these transactions, AT&T will be filing proxy statements, tender offer statements and other materials with the Securities and Exchange Commission. Security holders are urged to read these materials when they becomes available because they will contain important information. Investors and security holders may obtain a free copy of these materials when they become available as well as other materials filed with the Securities and Exchange Commission concerning AT&T at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from AT&T by directing a request to AT&T at 295 North Maple Drive, Basking Ridge, NJ 07920; Attn: Investor Relations.

AT&T and its officers and directors may be deemed to be participants in the solicitation of proxies from AT&T's shareholders with respect to these transactions. Information regarding such officers and directors is included in AT&T's proxy statement for its 2000 annual meeting of stockholders filed with the Securities and Exchange Commission on March 27, 2000. This document is available free of charge at the SEC's internet site or from AT&T as described above.

FAST FACTS
OCTOBER, 2000

For More Information

NEED MORE DETAIL NOW?

As AT&T proceeds through the various stages of launching these new companies, it will provide additional information to shareowners.

Please note that the enclosed materials only provide a short summary of the major points that may affect most investors. More detail will be provided in other materials that will be provided over the next several months, which we encourage shareowners to read.

As it becomes available, up-to-date information will be posted on AT&T's Investor Relations website, located at http://www.att.com/ir. You can also visit the website to help you manage and review your account. In addition, Shareowner Services representatives are available by phone to answer questions about your account at 1.800.348.8288.

IF YOU NEED MORE DETAIL NOW, PLEASE VISIT THE AT&T INVESTOR RELATIONS WEB SITE
AT:

        http://www.att.com/ir

FOR A SUMMARY OF INFORMATION ABOUT AT&T'S WIRELESS BUSINESS, VISIT THE AT&T WIRELESS INVESTOR RELATIONS WEB SITE AT:

        http://www.att.com/wirelessir

                                      # # #


In connection with these transactions, AT&T will be filing proxy statements, tender offer statements and other materials with the Securities and Exchange Commission. Security holders are urged to read these materials when they becomes available because they will contain important information. Investors and security holders may obtain a free copy of these materials when they become available as well as other materials filed with the Securities and Exchange Commission concerning AT&T at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from AT&T by directing a request to AT&T at 295 North Maple Drive, Basking Ridge, NJ 07920; Attn: Investor Relations.

AT&T and its officers and directors may be deemed to be participants in the solicitation of proxies from AT&T's shareholders with respect to these transactions. Information regarding such officers and directors is included in AT&T's proxy statement for its 2000 annual meeting of stockholders filed with the Securities and Exchange Commission on March 27, 2000. This document is available free of charge at the SEC's internet site or from AT&T as described above.